Contact:
Jonathan Burgin
CFO
(+972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM TO COMPLETE REPAYMENT
OF PLENUS LOAN SEVEN MONTHS EARLY

TEL-AVIV, Israel – September 7, 2010-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM), a leading network service assurance provider, today announced that it has repaid the remainder of its outstanding debt to the Plenus Venture Lending Fund, seven months in advance of its April 15, 2011 scheduled maturity date. The original credit facility was for $2.5 million.

“Our repayment of the Plenus loan is a satisfying milestone - a concrete demonstration of the turnaround that we have achieved over the past two years,” commented Mr. David Ripstein, RADCOM’s President and CEO. “When we closed the loan with Plenus in 2008, we thanked its management for its confidence, and asserted that our strategy, technology and team would create significant growth over the long term.

“Now, we are delivering on that promise. Our rise in revenues and return to profitability are being driven by one of the strongest trends in today’s recovering telecommunications industry: the huge volumes of network traffic being created by smart phone devices, like the iPhone and Blackberry, and the service quality challenges that they are creating. Our current products provide an effective solution to many aspects of the problem, and we are planning to roll out new solutions that address even more of the operators’ quality challenges.”

Mr. Ripstein concluded, “Over two years ago, Plenus took a chance on us, and we are proud that its wager has paid off. With a growing market, excellent solutions and a motivated team, we pledge to continue moving forward with the goal of creating additional value for all our shareholders.”

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About RADCOM
RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.